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                              October 14, 2021

       Theodore Dinges
       Manager
       Amazon Gold, LLC
       9001 E. San Victor Drive, Unit 1002
       Scottsdale, AZ 85258

                                                        Re: Amazon Gold, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 20,
2021
                                                            File No. 024-11587

       Dear Mr. Dinges:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Risk Factors, page 10

   1. Include a risk factor to highlight that the "Preferred Return" is not guaranteed as you may not have sufficient
Distributable Cash to pay the Preferred Return in any given quarter.
       There may be conflicts of interest between the Company and the Operations Servicer, page 16

   2. We note your new risk factor in response to our prior comment 2 and the mitigating factors you have
included in the risk factor. This mitigating disclosure does not appear appropriate in the
context of the risk factor discussion. Please revise accordingly.
 Theodore Dinges
FirstName LastNameTheodore Dinges
Amazon Gold,  LLC
Comapany
October 14,NameAmazon
            2021       Gold, LLC
October
Page 2 14, 2021 Page 2
FirstName LastName
We may become subject to the Investment Company Act, which could interfere with our intended operations. , page 18

3. We note your response to prior comment 5 and your risk factor here, and reissue our prior comment. You state that the Company intends to operate so as to not be regulated as an investment company "based upon certain exemptions thereunder." Briefly describe the exemptions which you refer to and provide an analysis as to whether the company is an
         "investment company" under Section 3 of the Investment Company Act of 1940. Clarify
         your statement that the "Company will not make a public offering of the shares of Class A
         Membership Interest." Please note that an issuer that is an investment company registered or required to be registered under the Investment Company Act of 1940 is not eligible to use Regulation A. Refer to Securities Act Rule 251(b)(4).
Description of Our Business
Objectives and Strategy, page 20

4. We note your response to our prior comment 2 and reissue the comment. Given your lack of operating history and net losses, please revise or expand to provide a reasonable basis for your disclosures related to rates of returns and preferred returns. Refer to Part II(b) of
         Form 1-A. We further note your disclosure that the Company intends to use proceeds from this offering to fund initial arbitrage operations in Brazil which are expected to provide "annualized Company returns at rates sufficient to meet the Company's objectives." We note that this is a best efforts offering. Please revise your disclosure to clarify how much capital will be sufficient to fund each of your objectives for at least the next twelve months.
Process of Subscribing, page 29

5. We note the reference to the webpage for Amazon Gold on Manhattan Street Capital's website on page 29. However, the webpage appears unavailable. Please revise or advise.
Note 6 -- Subsequent Events, page 46

6. Please reconcile your disclosure here that you are intending to offer up to $50 million in securities issued at 10,000,000 shares at $5.00 per share with the disclosures in your filing.
General

7.       We note your response to our prior comment 8 and that you have revised section 15.4 of
         your Operating Agreement to provide that the exclusive forum provision shall not apply to actions arising under the Securities Act or the Exchange Act. Please revise your exhibits and your offering statement to clarify the jurisdiction in which your exclusive forum applies. In this regard, we note your disclosure on page 30 of your offering statement identifies the state and and federal courts of the state of Texas as the exclusive forum,
 Theodore Dinges
Amazon Gold, LLC
October 14, 2021
Page 3
      Section 15.4 of your Operating Agreement identifies the state and federal courts of the state of Delaware as the exclusive forum and Section 6 of your Subscription Agreement identifies the state and federal courts of the state of Arizona as the exclusive forum.
8. Your offering statement references your "Bylaws" and Exhibit 2(b) is tagged in EDGAR as your Bylaws. However, Exhibit 2(b) appears to be your Operating Agreement. Please revise or advise.
      Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.



                                                          Sincerely,
FirstName LastNameTheodore Dinges
                                                          Division of
Corporation Finance
Comapany NameAmazon Gold, LLC
                                                          Office of Energy &
Transportation
October 14, 2021 Page 3
cc:       Wallace Glausi
FirstName LastName